UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.  1)*

NuRx Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock - $0.001 par value
(Title of Class of Securities)

67059Q200
(CUSIP Number)

Emanuel Kunz Bahnhofstrasse 10, P.O. Box 324 CH-6301, Zug, Switzerland +41 41 727 10 40
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Dyva Holding Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,166,209 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,166,209 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,166,209 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

(1) Under applicable SEC rules, the Reporting Persons are deemed to be acting as a group. The group formed thereby is deemed to own beneficially an aggregate of 4,166,209 shares of Common Stock consisting of all the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

(2) Based on 23,444,234 shares of Common Stock of NuRx outstanding on August 19, 2010, as set forth in NuRx’s quarterly report on Form 10-Q filed with the SEC on August 23, 2010.

1	NAMES OF REPORTING PERSONS
Swiss Citrus Holding Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,166,209 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,166,209 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,166,209 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

(1) Under applicable SEC rules, the Reporting Persons are deemed to be acting as a group. The group formed thereby is deemed to own beneficially an aggregate of 4,166,209 shares of Common Stock consisting of all the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

(2) Based on 23,444,234 shares of Common Stock of NuRx outstanding on August 19, 2010, as set forth in NuRx’s quarterly report on Form 10-Q filed with the SEC on August 23, 2010.

1	NAMES OF REPORTING PERSONS
IPG Verwaltung und Beteiligung Eins GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,166,209 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,166,209 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,166,209 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

(1) Under applicable SEC rules, the Reporting Persons are deemed to be acting as a group. The group formed thereby is deemed to own beneficially an aggregate of 4,166,209 shares of Common Stock consisting of all the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

(2) Based on 23,444,234 shares of Common Stock of NuRx outstanding on August 19, 2010, as set forth in NuRx’s quarterly report on Form 10-Q filed with the SEC on August 23, 2010.

1	NAMES OF REPORTING PERSONS
René Müller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,166,209 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,166,209 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,166,209 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Under applicable SEC rules, the Reporting Persons are deemed to be acting as a group. The group formed thereby is deemed to own beneficially an aggregate of 4,166,209 shares of Common Stock consisting of all the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

(2) Based on 23,444,234 shares of Common Stock of NuRx outstanding on August 19, 2010, as set forth in NuRx’s quarterly report on Form 10-Q filed with the SEC on August 23, 2010.

1	NAMES OF REPORTING PERSONS
Jörg Richard Lemberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,166,209 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,166,209 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,166,209 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Under applicable SEC rules, the Reporting Persons are deemed to be acting as a group. The group formed thereby is deemed to own beneficially an aggregate of 4,166,209 shares of Common Stock consisting of all the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

(2) Based on 23,444,234 shares of Common Stock of NuRx outstanding on August 19, 2010, as set forth in NuRx’s quarterly report on Form 10-Q filed with the SEC on August 23, 2010.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.001 per share (“Common Stock”), of NuRx Pharmaceuticals, Inc., a Nevada corporation (“NuRx”). The principal executive offices of NuRx are presently located at 18 Technology Drive, Irvine, California 92618.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Dyva Holding Ltd, Swiss Citrus Holding Ltd, IPG Verwaltung und Beteiligung Eins GmbH, René Müller, and Jörg Richard Lemberg (collectively referred to as the “Reporting Persons”).

(a)	Name: Dyva Holding Ltd (“Dyva”)
(b)	Address: Bahnhofstrasse 10, CH-6301, Zug, Switzerland
(c)(f)	Principal business: Investment company organized under the laws of Switzerland; formed to invest in NuRx
Business address: c/o DYVA Management Ltd., Bahnhofstrasse 10, P.O. Box 324, CH-6301, Zug, Switzerland
Owned by: Swiss Citrus Holding Ltd (50%) and IPG Verwaltung und Beteiligung Eins GmbH (50%)
Executive Officers: Jörg Richard Lemberg, René Müller, Yvan Jost and Emanuel Kunz
Directors: Jörg Richard Lemberg (Chairman), René Müller (Vice Chairman), Yvan Jost and Emanuel Kunz

(a)	Name: Swiss Citrus Holding Ltd
(b)	Address: Gartenstrasse 4, CH-6301, Zug, Switzerland
(c)(f)	Principal business: Investment company organized under the laws of Switzerland
Business address: Gartenstrasse 4, CH-6301, Zug, Switzerland
Owned by: Myriam J. Müller (84.2%) and René Müller (15.8%). Myriam Müller is the spouse of René Müller.
Sole Executive Officer and Director: René Müller

(a)	Name: IPG Verwaltung und Beteiligung Eins GmbH
(b)	Address: Ahornweg 12, D-50374, Erfstadt, Germany
(c)(f)	Principal business: Investment company organized under the laws of Germany
Business address: Ahornweg 12, D-50374, Erfstadt, Germany
Owned by: JRL Verwaltung GmbH & Co.KG (100%), which is wholly owned by Jörg Richard Lemberg
Sole Executive Officer and Director: Jörg Richard Lemberg

(a)(f)	Name: René Müller, a Swiss citizen
(b)	Address: Bahnhofstrasse 10, PO Box 324, CH-6301, Zug, Switzerland
(c)	Principal occupation: Chief Executive Officer, Fortune Services Ltd, a management company providing services to fund management companies in the private equity industry
Business address: Bahnhofstrasse 10, PO Box 324, CH-6301, Zug, Switzerland

(a)(f)	Name: Jörg Richard Lemberg, a German citizen
(b)	Address: Ahornweg 12, D-50374, Erfstadt, Germany
(c)	Principal occupation: Managing Director, IPG Verwaltung und Beteiligung Eins GmbH
Business address: Bahnhofstrasse 10, PO Box 324, CH-6301, Zug, Switzerland

Information regarding the executive officers and directors of Dyva, other than those persons who are Reporting Persons, is set forth below:

(a)(f)	Name: Yvan Jost, a Swiss citizen
(b)	Address: Bahnhofstrasse 10, PO Box 324, CH-6301, Zug, Switzerland
(c)	Principal occupation: Financial Analyst, DYVA Management Ltd, a management company providing services investment companies in the private equity industry
Business address: Bahnhofstrasse 10, PO Box 324, CH-6301, Zug, Switzerland

(a)(f)	Name: Emanuel Kunz, a Swiss citizen
(b)	Address: Bahnhofstrasse 10, PO Box 324, CH-6301, Zug, Switzerland
(c)	Principal occupation: General Counsel, DYVA Management Ltd, a management company providing services to fund investment companies in the private equity industry
Business address: Bahnhofstrasse 10, PO Box 324, CH-6301, Zug, Switzerland

Information regarding the owner of Swiss Citrus Holding Ltd, other than René Müller who is a Reporting Person, is set forth below:

(a)(f)	Name: Myriam J. Müller, a Swiss citizen
(b)	Address: Bahnhofstrasse 10, PO Box 324, CH-6301, Zug, Switzerland
(c)	Principal occupation: Not applicable
(d)(e)
During the last five years, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of Myriam J. Müller, Yvan Jost or Emanuel Kunz, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Dyva financed the acquisition of 10,832,876 shares of Common Stock of NuRx (the “Original Shares”) through a loan in the amount of 833,298 Euros pursuant to a Loan Agreement, dated March 30, 2009, with Sparkasse KölnBonn, a German bank.  As security for its obligations under the Loan Agreement, Dyva pledged its interest in the Original Shares in favor of Sparkasse KölnBonn pursuant to a Pledge Agreement, dated March 30, 2009.  The Company repaid the loan in full on August 12, 2010 and no outstanding obligations remain under either the Loan Agreement or the Pledge Agreement.

Item 4.	Purpose of Transaction.

On April 21, 2010, Dyva consummated the sale of 6,666,667 shares of Common Stock of NuRx (the “Disposed Shares”) at an aggregate purchase price of $0.09 per share pursuant to a Stock Purchase Agreement dated as of April 20, 2010 (the “Stock Purchase Agreement”). As a result of the sale of the Disposed Shares pursuant to the Stock Purchase Agreement, Dyva currently holds 4,166,209 shares of NuRx Common Stock (the “Shares”).

Apart from the sale of the Disposed Shares pursuant to the Stock Purchase Agreement, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D. However, each of the Reporting Persons intends to continuously review his or its investment in NuRx, and may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of NuRx, or that relate to or would result in any of the other events enumerated in Item 4 of Schedule 13D. Each of the Reporting Persons may make further purchases of shares of Common Stock of NuRx from time to time and may dispose of any or all of the Shares held by him or it at any time.

Item 5.	Interest in Securities of the Issuer

The following information is based on 23,444,234 shares of Common Stock of NuRx outstanding on August 19, 2010, as set forth in NuRx’s quarterly report on Form 10-Q filed with the SEC on August 23, 2010.

(a)(b) Dyva shares the power to vote and to dispose of the Shares with the other Reporting Persons. The Reporting Persons may be deemed to beneficially own shares of Common Stock, as follows:

Name	Number of Shares	Ownership Percentage
Dyva Holding Ltd	4,166,209 (1)	17.8%
Swiss Citrus Holding Ltd	4,166,209 (1)	17.8%
IPG Verwaltung und Beteiligung Eins GmbH	4,166,209 (1)	17.8%
Jörg Richard Lemberg	4,166,209 (1)	17.8%
René Müller	4,166,209 (1)	17.8%

(1)
The Reporting Persons are deemed to be acting as a group. The group is deemed to own beneficially an aggregate of 4,166,209 shares of Common Stock consisting of all of the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

Except as provided herein, to the best of the Reporting Persons’ knowledge as of the date hereof, none of Myriam J. Müller, Yvan Jost and Emanuel Kunz beneficially own any shares of Common Stock of NuRx.

(c) On April 21, 2010, Dyva consummated the sale of the Disposed Shares at an aggregate purchase price of $0.09 per share pursuant to the Stock Purchase Agreement. As a result of the sale of the Disposed Shares pursuant to the Stock Purchase Agreement, Dyva currently holds 4,166,209 shares of NuRx Common Stock. Except for the sale of the Disposed Shares pursuant to the Stock Purchase Agreement, none of the Reporting Persons has effected any transaction in shares of Common Stock of NuRx during the past 60 days. And, to the best of the Reporting Persons’ knowledge as of the date hereof, none of Myriam J. Müller, Yvan Jost and Emanuel Kunz has effected any transaction in shares of Common Stock of NuRx during the past 60 days.

(d) The Reporting Persons hold all rights associated with the Shares, including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6.

On April 21, 2010, Dyva consummated the sale of the Disposed Shares at an aggregate purchase price of $0.09 per share pursuant to the Stock Purchase Agreement. As a result of the sale of the Disposed Shares pursuant to the Stock Purchase Agreement, Dyva currently holds 4,166,209 shares of NuRx Common Stock.

Except for the Stock Purchase Agreement described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2, or between the persons set forth in Item 2 and any other person, with respect to any securities of NuRx.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2010

DYVA HOLDING LTD

By:	/s/ Andrew Kingston
Name:	Andrew Kingston
Title:	Attorney-in-Fact

SWISS CITRUS HOLDING LTD

By:	/s/ Andrew Kingston
Name:	Andrew Kingston
Title:	Attorney-in-Fact

IPG VERWALTUNG UND BETEILIGUNG EINS GMBH

By:	/s/ Andrew Kingston
Name:	Andrew Kingston
Title:	Attorney-in-Fact

JÖRG RICHARD LEMBERG, an individual

By:	/s/ Andrew Kingston
Name:	Andrew Kingston
Title:	Attorney-in-Fact

RENÉ MÜLLER, an individual

By:	/s/ Andrew Kingston
Name:	Andrew Kingston
Title:	Attorney-in-Fact